EXHIBIT 99.1

AMERICAS GOLD AND SILVER TO CONSOLIDATE THE GALENA COMPLEX IN TRANSACTION WITH ERIC SPROTT;

PAUL ANDRE HUET TO BE APPOINTED CHAIRMAN AND CHIEF EXECUTIVE OFFICER

For distribution in the United States

TORONTO, ONTARIO — October 9, 2024 — Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”) is pleased to announce that it has entered into a binding agreement (the "Definitive Agreement”) with an affiliate of Eric Sprott (“Sprott”) and Paul Andre Huet under which Americas will acquire the remaining 40% interest in the Galena Complex (“Galena”) in Idaho, USA to consolidate the current Galena joint venture (the “Acquisition”).

Upon the closing of the Acquisition, Paul Andre Huet will be appointed Chairman and Chief Executive Officer of the Company. Darren Blasutti will remain as President.

The Company also announces that it has entered into an agreement to complete a bought deal private placement financing of subscription receipts of the Company (the “Subscription Receipts”) to raise gross proceeds of approximately C$40 million at an issue price of C$0.40 per Subscription Receipt (the “Concurrent Financing”).

The Company is also in advanced discussions with numerous lenders with respect to a debt financing to restructure Americas balance sheet and is in the process of evaluating indicative terms received. It is anticipated that the Company will enter into exclusive negotiations in the near-term with the intention of replacing existing debt facilities.

Key Transaction Highlights:

•	Consolidation of Galena: Galena is located within the prolific Silver Valley in Idaho and is one of the largest underground, high-grade, operating silver mines in North America, having produced over 240 million ounces of silver with peak production in excess of five million ounces of silver per annum in the early 2000s. Consolidation of the joint venture will streamline operational and financial decision making, providing for a focused vision at Galena centered around optimizing and expanding the operation through the utilization of existing infrastructure. Galena is expected to be a long-term cornerstone asset supported by a robust reserve and resource base, excess mill capacity, and opportunity to grow through future exploration success both underground and potentially at surface where limited exploration drilling has been completed.

•	Improved balance sheet: Proceeds from the Concurrent Financing and anticipated debt refinancing are expected to be utilized to deleverage the Company’s balance sheet, replace higher cost debt instruments, improve the Company’s overall cost of capital, cover transaction expenses, and importantly, advance a fully-funded plan to optimize and expand the Galena mining operations.

•	Expanded leadership: Paul Andre Huet will be appointed Chief Executive Officer and Chairman of the Company following the close of the Acquisition. Mr. Huet has a proven track record, particularly in optimizing underground mines, and was most recently Chair and Chief Executive Officer of Karora Resources Inc. (“Karora”) prior to its business combination with Westgold Resources Limited, which valued Karora at over A$1.3 billion. Prior to Karora, he transformed Klondex Mines Ltd. (“Klondex”) from a single asset producer with no milling infrastructure to a multi-mine, multi-mill producer which was eventually sold to Hecla Mining Company for over C$600 million.

•	Enhanced leverage to silver: With the recently announced project funding for the EC120 Project at the Cosalá Operations in Mexico and the consolidation of Galena, the Company’s production, operating margins and near-term growth potential are expected to steadily increase. Americas anticipates that approximately 80% of its revenue will be generated from silver starting in the second half of 2025, providing investors with an attractive North American-focused silver investment vehicle with leading exposure to silver.

•	Eric Sprott to become cornerstone investor: Eric Sprott will become the largest shareholder of the Company, continuing his long-term support and endorsement of the substantial value potential of Galena. Eric Sprott was a cornerstone investor in Karora during the successful turnaround of operations by Mr. Huet through to the eventual sale of the Company.

•	Attractive value proposition: Future execution related to the operational improvement and expansion at Galena as well as the development of EC120 at the Cosalá Operations are expected to enhance the value proposition of the Company and support a future re-rating of its shares.

“I am excited to consolidate the Galena Complex and want to thank Mr. Eric Sprott for his partnership in growing Galena to one of the largest, high-grade, silver mines in North America,” stated Darren Blasutti, Americas’ President and CEO. “I believe Paul Huet is the perfect executive to lead the Company during the exciting phase of growth. Mr. Huet has a proven track record as a mining executive having successfully delivered considerable shareholder value in his previous roles at both Karora and Klondex.”

“Americas represents a tremendous opportunity based on its impressive portfolio of assets in North America and I am excited for the opportunity to optimize these assets and deliver meaningful value to Americas shareholders,” stated Paul Andre Huet.  “For the past nine months, I have acted as Sprott’s technical representative for the Galena JV and have witnessed firsthand both a tremendous team and resource base that has been undercapitalized due to a difficult silver price environment. I am confident that based on my team’s track record of unlocking the full potential of mining operations, we can accomplish this again and deliver significant value to Americas’ shareholders. I look forward to working with the Americas team to continue to build the Company into a leading North American-focused primary silver producer.”

“I remain confident in the value of the Galena Complex and look forward to continued exposure to this tremendous asset through my equity ownership in Americas Gold and Silver,” stated Eric Sprott.  “I see substantial potential at the Galena Complex, particularly given the robust reserve and resource base, established infrastructure, and embedded growth potential. I have a long-standing respect and high regard for Paul, who has represented my interests in the Galena JV for the previous nine months. I believe Mr. Huet’s mining acumen and expertise in underground operations makes him the perfect leader to surface the inherent value of the Galena Complex, Cosalá Operations and other assets for the shareholders of Americas.”

Transaction Details

Under the terms of the Definitive Agreement, the owners of Sprott will receive 170 million common shares of Americas (the “Americas Shares”) (the “Share Consideration”) and US$10 million in cash (the “Cash Consideration”) on closing of the Acquisition.  Based on the price of the Subscription Receipts (as defined below) of C$0.40, the Share Consideration represents C$68 million. In addition, Americas will provide owners of Sprott with monthly silver deliveries of 18,500 ounces for a period of 36 months starting in or around January 2026.

2

Americas also intends to issue up to C$4,000,000 of Americas Shares at a price of C$0.40 per Americas Share, on a non-brokered private placement basis, to one or more of the vendors in the Acquisition in conjunction with the Concurrent Financing and the Acquisition for bridge financing purposes (the “Concurrent Private Placement”). Closing of the Concurrent Private Placement is not conditional on closing of the Concurrent Financing or the Acquisition and closing of the Concurrent Financing or the Acquisition is not conditional on closing of the Concurrent Private Placement.

The Acquisition and the Concurrent Financing will be subject to the approval by a simple majority of the votes cast by shareholders of the Company. The Acquisition and the Concurrent Financing will also be subject to applicable regulatory approvals, including approvals from the Toronto Stock Exchange and NYSE American Exchange.

Upon completion of the Acquisition and the Concurrent Financing, existing Americas shareholders will own approximately 53% of the shares outstanding, Eric Sprott will own approximately 22%, Concurrent Financing participants will own approximately 19% and management and directors will own approximately 6%.

The Company expects to call a shareholder meeting in October/November 2024 for a meeting in December 2024.

Closing of the Acquisition is currently expected to occur prior to the end of the year.

Leadership and Governance

Capabilities of the key senior management team and Board of Directors of Americas will be enhanced by the addition of new members from the previous Karora senior executive team and Board of Directors, who have significant capabilities in underground mining operations and a proven track record of shareholder value creation. The new Board of Directors of the Company will consist of 50% new directors and 50% existing directors of Americas.

Board of Directors’ Recommendation and Voting Support

The Acquisition has been unanimously approved by the Board of Directors of Americas upon the recommendation of special committee of independent directors. The Board of Directors of Americas has recommended that shareholders of the Company vote in favour of the Acquisition. TD Securities Inc. (“TD Securities”) has provided an opinion to the Board of Directors of Americas, stating that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be paid under the Acquisition is fair, from a financial point of view, to Americas.

Directors and senior officers of Americas have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Americas Shares in favour of the Acquisition. Voting support agreements have also been received from several key Americas shareholders. These support agreements represent over 13% of the outstanding shares of the Company.

Concurrent Financing

Americas has entered into an agreement with a syndicate of underwriters (collectively, the “Underwriters”), in connection with a bought deal private placement offering of 100,000,000 Subscription Receipts at a price of C$0.40 per Subscription Receipt (the “Issue Price”) for gross proceeds to the Company of C$40 million. Americas has also granted the Underwriters an option to purchase up to an additional 10,000,000 Subscription Receipts at the Issue Price for additional gross proceeds of up to C$4 million (the “Option”) which will be exercisable, in whole or in part, at any time prior to closing of the Concurrent Financing. If the Option is exercised in full, the total gross proceeds of the Concurrent Financing will be C$44 million.

3

Each Subscription Receipt shall entitle the holder thereof to receive, upon satisfaction or waiver of the Escrow Release Conditions (as defined below), without payment of additional consideration, one Americas Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement to be entered into upon closing of the Concurrent Financing (the “Subscription Receipt Agreement”). For the purposes of the Concurrent Financing and pursuant to the Subscription Receipt Agreement, the escrow release conditions include: (a) the satisfaction or waiver of all conditions precedent to the completion of the Acquisition in accordance with the Definitive Agreement, other than the issuance of the Share Consideration and the Cash Consideration; and (b) the receipt of all required board, shareholder, regulatory and exchange approvals in connection with the Concurrent Financing and Acquisition (the “Escrow Release Conditions”).

The gross proceeds from the sale of the Subscription Receipts, less certain expenses and fees of the Underwriters, will be deposited and held in escrow pending the satisfaction or waiver of the Escrow Release Conditions by the Company’s escrow agent, as subscription receipt and escrow agent under the Subscription Receipt Agreement.

If a Termination Event (as defined below) occurs, the escrowed proceeds of the Concurrent Financing will be returned on a pro rata basis to the holders of Subscription Receipts, together with the interest earned thereon, and the Subscription Receipts will be cancelled and have no further force and effect, all in accordance with the terms of the Subscription Receipt Agreement. For the purposes of the Concurrent Financing and pursuant to the Subscription Receipt Agreement, a “Termination Event” includes: (a) the Escrow Release Conditions having not been satisfied or waived prior to 5:00 p.m. (Toronto time) on February 27, 2025; and (b) the termination of the Definitive Agreement in accordance with its terms.

The Concurrent Financing is currently expected to close on or about October 30, 2024 and is subject to TSX, NYSE American and other necessary regulatory approvals. Following completion of the Acquisition, the net proceeds from the Concurrent Financing are expected to be used for growth initiatives at the Galena Complex, the payment of the Cash Consideration to Sprott, the repayment of certain of the Company’s existing indebtedness, the payment of transaction expenses and for working capital and general corporate purposes.

The Subscription Receipts will be offered by way of: (a) private placement in each of the provinces of Canada pursuant to applicable prospectus exemptions under applicable Canadian securities laws; (b) in the United States or to, or for the account or benefit of U.S. persons, by way of private placement pursuant to the exemptions from registration provided for under Rule 506(b) and/or Section 4(a)(2) of the U.S. Securities Act; and (c) in jurisdictions outside of Canada and the United States as are agreed to by Americas and the Underwriters on a private placement or equivalent basis.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, a U.S. person or person in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

4

Advisors

Edgehill Advisory Ltd. and TD Securities Inc. are acting as financial advisors to Americas, and Torys LLP is acting as legal counsel to Americas in connection with the Acquisition.

Cormark Securities Inc. is acting as financial advisor to Sprott, and Bennett Jones LLP is acting as legal counsel to Sprott in connection with the Acquisition.

Conference Call and Webcast

Americas will host a conference call and webcast on Wednesday October 9, 2024 at 10:00 am EDT.

Conference Dail-in:

•	Toll-Free: 1-888-788-0099;

•	International: +1 (647) 374-4685

•	Meeting ID: 889 7906 0120

Audio webcast:

•	https://us02web.zoom.us/webinar/register/WN_8E6MYENAQlO5N7V6u1De_g

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA.   The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell VP, Corporate Development & Communications Americas Gold and Silver Corporation 416-874-1708	Darren Blasutti President and CEO Americas Gold and Silver Corporation 416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

5

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information includes, but is not limited to, the terms and expected timing of the Acquisition, Concurrent Financing, Concurrent Private Placement, and the Debt Financing; Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development  and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; and statements relating to Americas’ EC120 Project, including expected approvals, execution and timing and capital expenditures required to develop such project and reach production thereat, and expectations regarding its ability to rely in existing infrastructure, facilities, and equipment.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; risks associated with the closing and implementation of the Acquisition, Concurrent Financing, Concurrent Private Placement, and the Debt Financing;  and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, including regarding the closing and implementation of the Acquisition, Concurrent Financing, Concurrent Private Placement, and the Debt Financing, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

6